Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

March 10, 2017

Registration Statement No. 333-195332

Supplementing the Prospectus Supplement and Prospectus,
each dated April 17, 2014, as supplemented by Supplement No. 1 dated September 10, 2014

John Deere Capital Corporation

$250 million 2.650% Senior Notes Due January 6, 2022

Issuer:	John Deere Capital Corporation
Expected Ratings*:	A2 by Moody’s Investors Service, Inc.
A by Standard and Poor’s Ratings Services
A by Fitch Ratings, Inc.
Note Type:	Medium-Term Notes, Series F
Issue Size:

$250 million. The notes offered hereby constitute a further issuance of, and will be consolidated with, the $400 million aggregate principal amount of 2.650% Senior Notes Due January 6, 2022 issued by John Deere Capital Corporation on January 6, 2017. The notes offered hereby will have the same CUSIP number as the previously issued 2.650% Senior Notes Due January 6, 2022 and will trade interchangeably with the previously issued 2.650% Senior Notes Due January 6, 2022 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such notes will be $650 million.

Trade Date:	March 10, 2017
Settlement Date (T+3):	March 15, 2017
Maturity Date:	January 6, 2022
Benchmark Treasury:	1.875% due February 28, 2022
Benchmark Treasury Yield and Price:	2.098%; 98-30+
Spread to Treasury:	65 basis points
Reoffer Yield:	2.748%
Coupon:	2.650%
Coupon Payment Dates:	Semi-annually on January 6 and July 6, commencing on July 6, 2017 and ending on the maturity date.
Day Count:	30/360, Unadjusted
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
Redemption Provision:	N/A
Price to Public:	99.559% plus accrued interest from January 6, 2017
Gross Spread:	0.350%
Net Proceeds (%):	99.209% plus accrued interest from January 6, 2017
Net Proceeds ($):	$248,022,500 plus accrued interest from January 6, 2017
CUSIP:	24422ETL3
Joint Book-Running Managers:	Barclays Capital Inc.
MUFG Securities Americas Inc.
RBC Capital Markets, LLC
Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
Credit Suisse Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, MUFG Securities Americas Inc. collect at 1-212-405-7404 and RBC Capital Markets, LLC toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.